Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

July 9, 2003

Inside: Q&A About the Merger

Biogen CEO and CFO Meet and Greet Employees at ACC

        On Friday, June 27 a standing-room-only crowd of more than 700 IDEC employees greeted IDEC and Biogen senior managers to an enthusiastic welcome. IDEC's chairman and CEO Bill Rastetter opened the ACC by presenting highlights of the merger agreement between IDEC and Biogen, announced on June 23. Following brief remarks, he introduced Biogen chairman and CEO Jim Mullen and CFO Peter Kellogg.

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        Mullen, who rose through the Biogen ranks in operations, not research, spoke of the complementary strengths of the combined companies and his strong belief in their success. "I am very confident we can pull these two organizations together, get aligned and move forward. This is about building things together, not tearing things down."

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        The four senior executives, which included Bill Rohn, had just returned from a weeklong, cross-country road show in which they met with numerous investors in

Continued on Page 5

Q&A: About the Merger

        We've received numerous questions regarding the merger in the past week. Many of them dealt with the rationale for the merger and the impact on jobs, pay and benefits. Answers to most of your questions follow. However, until the integration planning team has an opportunity to evaluate operations and infrastructure, we can't yet answer questions relating to the impact on specific functions, future transactions, or staffing issues. Look for answers to these and other questions in future editions of Transition Update.

Options and Benefits

Can you explain what's happening with our stock options? Will they be vested at the time of the merger?

        There is no change to your options. The number of options and the exercise price of your options are exactly the same. In addition, vesting will remain the same and the underlying value of your options will remain the same.

What's happening to our benefits?

        The goal is to ultimately create a unified package of benefits for all employees, including health care, life and disability insurance, and vacation. Since both IDEC and Biogen offer very competitive benefits, we expect that the unified package will also be competitive.

        The integration planning team will begin to work on the unification of these and other Human Resource programs and policies very soon. Integration cannot begin until the merger is complete. Because the merger process takes time, we don't expect change to be imminent. In fact, you can expect to see the same IDEC benefit choices for the remainder of 2003.

Jobs

I know you can't tell us yet which jobs will be eliminated. But can you tell us roughly how many employees you expect the combined company to have at the end of the year? Five years from now? When will you notify us if our job is being eliminated?

        This is a tough question because the answer is frustrating: We simply don't know yet and won't likely know until after the close of the merger. We expect that any reductions in staff will result from redundancy, not cost cutting. As a result, we don't have a headcount target that we must achieve by a certain time. In fact, it's more likely that while jobs are eliminated in some areas because of redundancy, more opportunities may be created in other areas because of growth potential. Affected employees will be notified as soon as possible.

        It is important to note that both companies have developed a special merger severance program for employees whose employment is terminated as a result of this merger.

What kind of new job opportunities will be available after the merger?

        One of the many exciting outcomes of this merger is that we expect to have more funds available for investing in new areas, including discovery research and manufacturing. This should propel us into a long-term growth mode, which, in turn, should mean more opportunity for employees.

        In addition, with the immediate creation of critical mass through the merger of equals, new opportunities will most likely become available at Biogen's operations in either Cambridge, North Carolina or Europe.

The Merger

Why doesn't Wall Street seem very excited about this transaction? A lot of the reports I read question the decision to combine the two companies in that it will result in little value creation. How are we responding to that?

        The reality is that in this pessimistic investment environment, Wall Street isn't very excited about most merger announcements. Analysts, investors, and the financial media are being very cautious; no one is willing to jump on the bandwagon of even the most promising new venture until they see tangible results.

        In addition, our merger is based on a long-term strategy. We have not promised short-term financial gains.

        That's our challenge and our opportunity. Wall Street is in a "show me" mentality. Now it's our turn to show the investment community that we intend to deliver on the promise we've put in front of them.

What do you envision will be the biggest obstacles to a successful merger and how do we intend to overcome them?

        Mergers tend to fail for these reasons:

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  Lack of vision and direction

  •
  Ineffective leadership

  •
  Lack of strategy and poor planning

  •
  Cultural barriers

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  Poor (or no) communication

        We have laid the groundwork to counter all five of these factors: Our vision is simple, clear, and focused. Our leadership team represents among the most talented and experienced in the industry. Our integration planning team is well aware of the effort required to successfully integrate the company. Both companies share cultural attributes and are committed to preserving, not changing culture. Both companies are fully committed to communicating with employees as openly and honestly as possible throughout the process.

        While we are headed in the right direction, we must all be mindful of the role each of us plays in making sure we stay true to the course. On a day-to-day basis that means staying focused on the work. But more broadly, if you have suggestions or observations about the integration, we encourage you to raise them.

What are we going to do with the $1.5 billion in net cash?

        We intend to invest our cash in ways that will facilitate—if not accelerate—our growth. Research, development, manufacturing, and sales all represent prime areas of investment for us that will yield a significant return. In addition, we will be evaluating opportunities to invest in our technology and infrastructure.

How did we decide on the name of the company: BIOGEN IDEC INC.?

        Both names have such strong brand recognition in our markets that it only made sense to keep both names. In addition, retaining both names reinforces the message we want to deliver to the world that we are combining the full strengths and capabilities of two dynamic companies.

What's the ticker symbol for the new company?

        We won't have a ticker symbol until the merger is finalized.

Why did I hear about the merger on a local radio station before hearing it from IDEC?

        We released the announcement to the media at 4 a.m. on Monday morning… the same time we released it to employees through e-mail, lobby signs, press releases and other vehicles. The early morning announcement was unavoidable due to legal sensitivities. When two publicly-traded companies are contemplating a transaction like this, knowledge of the plans must be restricted to as few individuals as possible until the Board approves the transaction and the merger agreement is signed and publicly announced.

        We took every precaution possible to synchronize the announcements so that employees would hear the news from the company first. Now that the announcement has been made, we can better control the timing and delivery of important developments.    ☐

In Search of Answers?

Call 877-876-4332 and leave a voicemail

or send an email to idecir@idecpharm.com.

If you wish to remain anonymous, mail your questions to IDEC Pharmaceuticals, Corporate Communications, 3030 Callan Rd., San Diego, CA 92121 and we will try to address your question in the next newsletter.

Upcoming Important Dates

        July 17—IDEC's Second Quarter Earnings Release and Conference Call

Biogen CEO and CFO Meet and Greet Employees at ACC

(Continued from first page)

New York, Boston, Chicago, Milwaukee, Kansas City, Denver, San Francisco, Los Angeles and San Diego.

        Mullen also spoke of the importance of a robust product pipeline. "I've been in this industry long enough to know that it's not about 2004 and 2005. It's about sustaining the pipeline and investing in R&D so you have a pipeline that continues to grow."

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        But Mullen was most empathic when discussing similarities between the companies' core values and how those values position the combined company for success. "While we may say it differently from one company to another, there is a lot, as they say in genetics, 'homology' [similarity] between the two companies." He explained that the strategy behind the merger is to bring two companies together with similar backgrounds and cultures and creating a biotech powerhouse with greater opportunities than ever for intellectual fulfillment and economic success.

        During the second portion of the ACC, Mullen and Kellogg received a number of gifts and gag offerings from Rastetter and the IDEC Welcoming Committee, including a surfboard and a skateboard.

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        The 90-minute meeting was held under an outdoor tent at the Hilton La Jolla Torrey Pines.    ☐

Additional Information and Where to Find It

        IDEC Pharmaceuticals Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fifteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com. IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.